Caresplit

Caresplit helps moms swap childcare with each other using a credit system.

CARESPLIT.COM
softwarefamilyappsocial impact





I touched on this in the video, but making childcare more accessible & affordable is a very personal issue for me stemming from being given up for adoption as an infant. Because women often bear the primary responsibility for their families while also making ends meet, we won't be able to crack the gender pay gap or achieve true equality without more support in raising young children. I figured that if I want any of that to change, spending my life trying to solve a problem this big is worth it.

Arielle McKenzie Founder @ Caresplit

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Why you may want to support us...

1 Over 500 moms "signed" up when pre-launch ads ran online with nothing but a landing page.

2 I convinced 3 people to work on it for free so far by swapping my consulting time for skills I've needed (same trading concept as the app)

3 **$0** raised from prior investors

4 **$0** lifetime revenue

5 **0** users and customers

The founder

MAJOR ACCOMPLISHMENTS



Arielle McKenzie
Founder
Before Caresplit, I worked in startups and digital marketing before a brief stint in politics, working on a U.S. presidential campaign and for a prime minister overseas.

Why people love us

Arielle: Ambitious, inventive, passionate. Her drive is amongst some of the most determined & intelligent that I know. What separates her from the rest is her raw desire & willingness to learn and continue to grow, both personally and professionally.
Jaidyn Meyers



I have known Arielle for 20 years and if there is one thing that has always defined her, it's been passion. When she sets her mind to something, she makes it happen. She is a powerhouse with the experience and raw talent to back up her dreams.
Holland Desmarchais



Arielle is intelligent, smart, determined, perseverant, intuitive, patient, has stamina and is focused, confident, very driven, ambitious, wise with good judgement, honorable, has respect for others, very courageous, is a good team player with a good heart. Arielle was 10 years old when she first started reading books about starting a business. She then created business plans for her businesses. I most definitely vouch for Arielle.
<u>Helene Bisson Madden</u>

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Why am I starting Caresplit?

That's a good question. But to get to the "why", we have to first understand the "who".

These are some of my very best friends:








Holland, Lenna(my sister), Alicia, Sarah, Noelle & Amanda. They are also our earliest investors!

We've grown up together through many life stages. What they have in common is that they started having children in their mid-twenties and I didn't.

I started hearing firsthand about the realities of motherhood - the kind of stuff that gets left off of the social media highlight reel.

I found out that in spite of humans being more connected than ever online, being a mother can be lonely without the support of other moms who help each other out.

I witnessed my best friends having to make hard choices between work and being a parent- a choice that the child's father rarely has to consider.

Most of them started small businesses because their workplaces weren't flexible enough. You see, moms are the true hustlers- society just doesn't fully recognize all of the work they do yet.

Every parent needs some kid-free hours to build businesses and get things done. But I learned that finding short term, affordable childcare during the day- when babysitters are in school themselves- is almost impossible.

So I started talking to any mom who would talk to me about her struggles balancing work and family. I thought about what I want to exist in the world when I have kids.

The modern work day isn't built for mothers and never was.

So I decided to do something about it.

I found out that what keeps moms from getting the help they need from each other is the "ask". Nobody wants to impose even when they desperately need it.

If we were going to make any progress connecting moms and helping them swap care with each other, the platform we built would have to make the "ask" and "exchange" easy and guilt-free.

I interviewed +/- 100 moms before I decided to throw up a campaign online to see if strangers would sign up to start a "split group" of moms to swap childcare with.



caresplit

Caresplit is an app that helps you swap childcare with other moms. For every hour that you watch your friends' kids, you'll earn an hour to redeem with another mom when you need it most. Your kids will enjoy another playdate with trusted supervision and you'll get a few hours to yourself- without paying a babysitter.

Request an invite to join our private community:

First Name

Email Address

Zip Code

REQUEST MY INVITE

They did.

In fact, I got so many people signing up & "liking" the dummy Facebook page organically that I had to actually produce some content to seem legit.

"This needed to exist yesterday."
"Have you guys launched in Glendale yet?"
"How do I download the app?

I guess my work is cut out for me!

Now we're off to rebuild the "village" that parents used to raise their kids in that doesn't exist anymore.

"I actually have to launch this now!" - me, after all of the user comments.

"Caresplit is childcare for the future of work- I can't not invest." - you, after reading this. :)

Investor Q&A

COLLAPSE ALL
What does your company do?
Caresplit is an app that lets mothers take turns hosting playdates using a credit system. For every hour that a mom watches her friends' kids, she earn an hour to redeem with another mom. If a mom hosts as many playdates as she books, she gets trusted care for free while her kids enjoy playdates.
Where will your company be in 5 years?
My goal is to create a community of millions of moms helping each other raise each other's young children- the modern village. I want our in-app credit system to eventually become a currency that parents can redeem outside of the app for things like diapers, toys & formula in order to lower the cost of raising a child in as many ways as we can. In 5 years, I want to have facilitated over 10 million hours of care with operations in every major city in the US, the UK, Canada and Australia.
Why did you choose this idea?
I touched on this in the video, but making childcare more accessible & affordable is a very personal issue for me stemming from being given up for adoption as an infant. Because women often bear the primary responsibility for their families while also making ends meet, we won't be able to crack the gender pay gap or achieve true equality without more support in raising young children. I figured that if I want any of that to change, spending my life trying to solve a problem this big is worth it.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Over 1 million millennial women are giving birth in the United States each year now. We are the generation raised on the internet and use smartphones to manage our daily lives. The internet has also enabled people to work flexibly in a way that wasn't possible 10 years ago. Childcare just hasn't caught up with the future of work - yet. Building digital currency on blockchain wasn't possible before now either, which will be key for our care currency to be accepted outside of the app one day.

What is your proudest accomplishment?

I've had the idea in my head for a long time, so I'm proud to have actually put something out in the world (in the form of the pre-launch campaign) and find out what potential users really want. It made me even more passionate about the problem after talking to them, especially the single moms and moms who "can't afford childcare". I know I'll be successful not because my idea is perfect but because I'm completely dedicated to finding a solution to a very real problem for millions of moms.

How far along are you? What's your biggest obstacle?

We've spent a lot of time on user discovery and concept validation and are currently at the MVP build stage. I've convinced enough people so far to help me for free but need to fill in the gaps to launch a private beta. My biggest obstacle so far has been having enough hours in the day to build this company as a side-hustle and the cash to get to market for our beta users who have joined the waitlist.

Who are your competitors? Who is the biggest threat?

There isn't anyone currently doing mom-to-mom childcare, but platforms that connect supply & demand in the childcare space using tech are the closest. Examples include Care.com, Trusted (recently acquired by Care.com), Sittr and Urbansitter. They connect parents to existing providers like babysitters, nannies and daycares. Any platform with a network of moms already built is threatening, so we will have to build the user base quickly and in overlooked places like churches and mom's groups first.

What do you understand that your competitors don't?

That moms already "care split" every single day, technology just doesn't enable it yet. Moms are constantly asking each other for favors relating to kids like "watching" their them for a couple hours or doing a school pick-up run. We want to unlock existing supply (moms themselves) and connect them to each other. In our world, money as we know it doesn't ever exchange hands and "currency" is generated by supervising playdates. It's a win for the kids and their parents.

How will you make money?

For now, we'll charge a monthly subscription fee for access to the private, moms-only community. To build trust and exclusivity, moms will initially only be able to sign up by getting a referral from a friend or attending a launch event in person. As the user base grows, we'll come up with more ways to monetize the community.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Building a platform business is always risky because of the "chicken and egg" problem of connecting demand and supply. For us, demand and supply are the same so it's not a traditional two-sided marketplace- but will still have its challenges. Finding the target moms who are motivated to earn credits by hosting (and by definition want to spend credits on booking playdates too) will be the key to mitigating this inherent risk. We also understand the inherent risks that surround anything involving childcare. I just feel like the problem is big enough that it's worth taking on the risk to try and solve it.

What do you need the most help with?

Introductions to partners and future investors!

What would you do with $20,000? How about $100,000?

The friends and family round will go directly to finishing the MVP (which is a progressive web-app for simplicity) and giving it to beta users. I want the private beta to start this summer when moms are most desperate to find care for their kids because school is out. The more money we raise, the more moms we can help this summer.

What people are saying



Arielle: Ambitious, inventive, passionate. Her drive is amongst some of the most determined & intelligent that I know. What separates her from the rest is her raw desire & willingness to learn and continue to grow, both personally and professionally.
Jaidyn Meyers



I have known Arielle for 20 years and if there is one thing that has always defined her, it's been passion. When she sets her mind to something, she makes it happen. She is a powerhouse with the experience and raw talent to back up her dreams.

Holland Desmarchais



Arielle is intelligent, smart, determined, perseverant, intuitive, patient, has stamina and is focused, confident, very driven, ambitious, wise with good judgement, honorable, has respect

for others, very courageous, is a good team player with a good heart. Arielle was 10 years old when she first started reading books about starting a business. She then created business plans for her businesses. I most definitely vouch for Arielle.
Helene Bisson Madden



Arielle is incredibly passionate and driven. Whatever she sets her mind to, one way or another, she will achieve her goal. She is kind and fair and is not afraid of the hustle. As her sister, I look to Arielle for professional guidance and support.
Lenna Harris



Her passion for helping others is unmatched. She's impacted my daughter's life tremendously as her high school coach. I wish Caresplit existed when she was little. I discussed this on the Oprah show about how moms needed connection, back in 2000.
Alicia Larkey



Arielle is driven, creative and altruistic. Her determination, and willingness to sacrifice, ensures the success of any project she believes in. She is a visionary; her passion draws others to back her. I would be proud to invest Caresplit.

Molly Hughes



Words like leadership, grit, vision, depth, solid, determination, courage come to mind when I think of Arielle. From early childhood she has always been someone who had vision and the motivation to see it come to pass. She has the leadership ability to lead others.
Ken Madden Parent



Arielle excels in anything she does from dance to business she always is the best. We traveled together in Europe before she transitioned from D.C. We were 27 at the time we both had money in the bank to travel, 401ks and owned property.

Noelle Bailly Friend



Arielle is an incredible leader who is looking to help bring a solution to a worldwide issue with childcare. She is interested in looking at how to build a modern company and make sure her values are respected from top to bottom.
Stephanie King Friend



For over 10 years Arielle has been one of my closest friends. I'm constantly looking to her for her unique business perspective.As a mother, I could not be more excited about Caresplit. I truly believe if anyone can make this a success, it's Arielle.
Amanda Dunn Friend



I would love to vouch for Arielle, however 250 characters did not feel like enough, so please read the short referral in the link below. Thanks
https://docs.google.com/document/d/1naCpZ_N3bwiYxi_poYac4vucL-
1vGwOpOCSB3bfBiWw/edit?usp=sharing

Ben Fisher Friend